                                                                   EXHIBIT 99.1












                      Consolidated Financial Statements
                      (In Canadian dollars)

                      HUDBAY MINERALS INC.

                      Years ended December 31, 2005 and 2004

[GRAPHIC]                                               Deloitte & Touche LLP
                                                        360 Main Street
                                                        Suite 2300
                                                        Winnipeg MB R3C 3Z3
                                                        Canada

                                                        Tel: (204) 942-0051
                                                        Fax: (204) 947-9390
                                                        www.deloitte.ca


REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of HudBay Minerals Inc.

We have audited the consolidated balance sheet of HudBay Minerals Inc. as at December 31, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005, the results of its operations and cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Our previous report, dated March 17, 2006, on the consolidated balance sheet at December 31, 2005 and the consolidated statement of earnings, retained earnings and cash flows for the year ended December 31, 2005 is withdrawn and those financial statements have been restated to reflect the changes described in Note 27 to these financial statements.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 30, 2005.


"Signed"


Independent Registered Chartered Accountants

Winnipeg, Manitoba
March 17, 2006, except as to notes 24 (c), (d), (e), (f), and 27 which are as of May 9, 2006


                                                  Member of
                                                  DELOITTE TOUCHE TOHMATSU


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                                                               6
HUDBAY MINERALS INC.

Consolidated Statements of Earnings (Loss)
(In thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005 and 2004


                                                                                     2005                 2004
--------------------------------------------------------------------------------------------------------------
Revenue                                                                      $    652,028         $     13,327
--------------------------------------------------------------------------------------------------------------

Expenses:
     Operating                                                                    480,518               14,081
     Depreciation and amortization                                                 53,100                1,443
     General and administrative                                                    19,620                5,127
     Exploration                                                                   11,281                1,734
     Accretion of asset retirement obligation                                       2,612                  138
     FOREIGN EXCHANGE LOSS                                                          2,338                    -
--------------------------------------------------------------------------------------------------------------
                                                                                  569,469               22,523
--------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                                                          82,559               (9,196)

Interest expense                                                                  (21,939)              (2,320)
Foreign exchange gain on long term debt                                             6,825                1,562
Gain on derivative instruments (note 16c)                                           5,319                   78
Interest and other income                                                           3,996                  103
Amortization of deferred financing fees                                            (2,342)                (620)
--------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                                74,418              (10,393)

TAX RECOVERY (NOTE 13)                                                             10,800                  473
--------------------------------------------------------------------------------------------------------------

Earnings (loss) for the year                                                 $     85,218         $     (9,920)
==============================================================================================================

Earnings (loss) per share:
     Basic                                                                   $       1.04         $      (1.12)
     Diluted (note 27)                                                               1.01                (1.12)

Weighted average number of common shares
outstanding
     Basic                                                                     82,008,190            8,894,235
     Diluted (note 27)                                                         84,767,082            8,894,235
==============================================================================================================


See accompanying notes to consolidated financial statements.

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HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars)

Years ended December 31, 2005 and 2004

                                                                                     2005                 2004
--------------------------------------------------------------------------------------------------------------
Deficit, beginning of year:
     As previously stated                                                    $     (6,486)        $    (19,052)
     Changes in accounting policies (note 2 (o), (p)):
         Asset retirement obligations                                                   -                  (43)
         Exploration costs                                                              -                 (590)
--------------------------------------------------------------------------------------------------------------
     As restated                                                                   (6,486)             (19,685)

Earnings (loss) for the year                                                       85,218               (9,920)

Realization of equity component of
   debenture (note 8c)                                                                  -                1,140

Reduction of stated capital (note 14e)                                                  -               21,979

--------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                                     $     78,732         $     (6,486)
==============================================================================================================




See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
December 31, 2005 and 2004

                                                                                     2005                 2004
--------------------------------------------------------------------------------------------------------------
ASSETS:

Current assets:
     Cash and cash equivalents                                               $    141,660          $    64,553
     Accounts receivable                                                           44,698               73,210
     Inventories (note 4)                                                         116,596              100,282
     Prepaid expenses                                                               3,625                3,496
     Current portion of fair value of derivatives (note 16c)                        4,483                3,418
     Future income taxes (note 13)                                                 26,200               12,900
--------------------------------------------------------------------------------------------------------------
                                                                                  337,262              257,859
--------------------------------------------------------------------------------------------------------------


Property, plant and equipment (note 5)                                            378,207              358,662
Other assets (note 6)                                                              13,284               26,176
--------------------------------------------------------------------------------------------------------------
                                                                             $    728,753          $   642,697
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:

Current liabilities:
     Accounts payable and accrued liabilities                                $     91,930          $    89,749
     Interest payable on long-term debt                                             8,004                  563
     Current portion of other liabilities (note 7)                                 28,211               20,595
--------------------------------------------------------------------------------------------------------------
                                                                                  128,145              110,907

Long-term debt (note 8)                                                           191,493              223,529
Pension obligation (note 9)                                                        46,743               57,437
Other employee future benefits (note 10)                                           61,250               57,929
Asset retirement obligations (note 11)                                             29,219               27,120
Obligations under capital leases (note 12)                                          9,011               11,719
Future income tax liabilities (note 13)                                             1,666                1,290
==============================================================================================================
                                                                                $ 467,527          $   489,931
--------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Share capital:
     Common shares (note 14a)                                                     143,611              120,138
     Warrants (note 14b)                                                           28,931               35,850
     Contributed surplus                                                           10,015                3,288
     Cumulative translation adjustment                                                (63)                 (24)
     Retained earnings (deficit)                                                   78,732               (6,486)
--------------------------------------------------------------------------------------------------------------
                                                                                  261,226              152,766
--------------------------------------------------------------------------------------------------------------
                                                                             $    728,753          $   642,697
==============================================================================================================


Contingencies (note 15), Commitments (note 20), Subsequent events (note 24).

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ ALLEN J. PALMIERE                      Director
-----------------------------------------

/s/ PETER R. JONES                         Director
-----------------------------------------

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2005  and 2004

                                                                                     2005                 2004
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Earnings (loss) for the year                                            $     85,218          $    (9,920)
     Items not affecting cash:
         Depreciation and amortization                                             53,100                1,227
         Realization of previously unrecorded tax losses                          (11,858)                (397)
         Unrealized foreign exchange gain                                          (4,012)              (2,980)
         Amortization of deferred financing costs                                   2,342                  216
         Accretion expense on asset retirement obligation                           2,612                   73
         Stock-based compensation                                                   2,674                1,193
         Unrealized portion of change in fair value of derivative                    (562)                 (78)
         Other                                                                     (6,343)               1,165
     Change in non-cash working capital (note 21)                                  21,691                2,273
--------------------------------------------------------------------------------------------------------------
                                                                                  144,862               (7,228)
--------------------------------------------------------------------------------------------------------------

Financing activities:
     Issuance (repayment) of senior secured notes (note 8a)                       (21,953)             214,112
     Issuance of common shares, net of costs                                       20,607              139,484
     Repayments of obligations under capital leases                                (3,672)                 (17)
     Repayment of loans payable                                                    (2,000)                   -
     Deferred financing cost                                                         (350)              (9,600)
     Proceeds of exercise of stock options                                              -                   64
     Proceeds on exercise of warrants                                                   -                  117
     Decrease in debenture subscription receivable                                      -                2,000
     Issuance of convertible debenture                                                  -                  600
     Repayment of convertible debenture                                                 -               (2,860)
     Advance from HBMS prior to acquisition                                             -                  540
--------------------------------------------------------------------------------------------------------------
                                                                                   (7,368)             344,440
--------------------------------------------------------------------------------------------------------------

Investing activities:
     Additions to property, plant and equipment                                   (70,924)              (5,180)
     Decrease (increase) in restricted cash                                        13,000              (13,000)
     Additions (reductions) to environmental deposits                                  31                 (294)
     Sale of investments                                                              463                    -
     Acquisition of HBMS, net of cash acquired (note 3)                                 -             (255,610)
--------------------------------------------------------------------------------------------------------------
                                                                                  (57,430)            (274,084)
--------------------------------------------------------------------------------------------------------------

Foreign exchange loss on cash held in foreign currency                             (2,957)                (689)
--------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents                                                77,107               62,439

Cash and cash equivalents, beginning of year                                       64,553                2,114
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                       $    141,660          $    64,553
==============================================================================================================

HUDBAY MINERALS INC.

(In thousands of Canadian dollars)

Years ended December 31, 2005 and 2004

                                                                                     2005                 2004
--------------------------------------------------------------------------------------------------------------
Supplementary cash flow information:
     Interest paid                                                           $     13,613          $       309
     Additions to obligations under capital leases                                  1,451                    -

Supplemental disclosure of non-cash financing and investing activities:
     Shares issued in settlement of other indebtedness                                  -                   40
     Shares and warrants issued in connection with the acquisition of HBMS              -               13,000
==============================================================================================================


See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements
(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

1.   NATURE OF BUSINESS:

     HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company was formed by amalgamation in 1996 under the Ontario Business Corporations Act and was continued under the Canada Business Act in October 25, 2005. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

     On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS").

     The Company is now an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada, is re-opening a mine in New York State, and operates a copper and zinc metal production complex in Flin Flon, Manitoba, exercised an option to purchase a copper refinery in Michigan state, and a zinc oxide production facility in Brampton, Ontario.

     Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and are presented in Canadian dollars. These principles conform in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 23.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation.

          The financial position of HBMS as at December 31, 2004 and its results of operations and cash flows from the date of acquisition on December 21, 2004 to December 31, 2004 have been included in these consolidated financial statements. As a wholly owned subsidiary for the 2005 fiscal year, the financial position of HBMS as of December 31, 2005 and the results of its operation and cash flows for the entire year have been included in these financial statements. Accordingly, comparative operating results are not considered to be meaningful. The proportionate share of the assets and liabilities of any joint ventures in which HBMS shares joint control has also been included.

     (b)  Use of estimates:

          The preparation of financial statements requires the use of management estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include ore reserve determinations, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, contingent liabilities, future income tax valuation reserves, asset retirement obligation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts.

     (c)  Translation of foreign currencies:

          Monetary assets and liabilities are translated at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

          The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

     (d)  Revenue recognition:

          Prior to December 21, 2004, the Company had not earned significant revenue and was considered to be in the development stage.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. A number of the Company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the final determination of metal weights, assay and price are recognized as revenue adjustments as they occur until the price is finalized.

     (e)  Cash and cash equivalents:

          Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less at the date of acquisition.

     (f)  Inventories:

          Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment directly involved with the mining and production process. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventory represent the average cost of the in-process inventory incurred prior to the refining and casting process, plus applicable refining and casting costs.

          Supplies are valued at the lower of cost, replacement and value in use. Cost is determined on an average basis.

     (g)  Investments:

          Investments include marketable securities recorded at the lower of cost and market.

     (h)  Property, plant and equipment:

          (i)   Mineral properties:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                  (a) Mineral exploration costs are expensed as incurred. When management's evaluation, based on a feasibility study, indicates that the property is capable of economical commercial production, as a result of establishing proven and probable resources, future costs are capitalized as mine development expenditures.

                  (b) Mineral exploration properties acquired as part of the purchase of HBMS will be carried at initial fair value and be subject to an annual impairment review and evaluation.

          (ii)    Mine development expenditures:

                  Exploration and development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method. The unit-of-production amortization is based on the related proven and probable tons of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

                  Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

                  No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any production revenue prior to commercial production, net of related costs, is offset against the development costs.

          (iii)   Plant and equipment:

                  Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either unit-of-production or straight-line basis. The unit-of-production method is based on

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                  proven and probable tons of ore reserves. The assets using the straight-line method are depreciated over the estimated useful lives of the assets, which range from one to 15 years. The Company also considers future estimated residual values in its determination of depreciation.

          (iv)    Capitalized interest:

                  Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

          (v)     Impairment of long-lived assets:

                  The Company reviews and evaluates the carrying value of its operating mines and exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. All long-lived assets are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

     (i)  Pension and other employee future benefits:

          The Company has non-contributory and contributory defined benefit pension plans for its employees. The benefits are based on years of service and final average salary for the

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          salary plan, and flat dollar amount combined with years of service for the hourly. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides ongoing health care benefits to certain pensioners.

          The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company's fiscal year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2004.

          Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plan is 12 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13.7 years.

          The Company also has defined contribution plans providing pension benefits for its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

     (j)  Financial instruments and commodity contracts:

          The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital leases approximate their fair value due to their short-term nature. The fair value of long-term debt has been determined using discounted cash flows at current market rates. Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          The Company from time to time employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

          In management's opinion, although the contracts continue to be effective in mitigating the Company's exposure to commodity risk, the Company's management elected not to designate its commodity risk management activities as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships. Management may evaluate, from time to time, its hedge accounting policies and practices and may elect to designate and document contracts as accounting hedges.

          Foreign exchange derivative contracts continue to be effective in mitigating some of the Company's exposure to foreign exchange rate fluctuations. The Company elected to designate these contracts as accounting hedges under AcG-13 and has applied cash flow hedge accounting.

          The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded in the statement of earnings.

     (k)  Stock-based compensation plans:

          The Company's stock-based compensation plan is described in note 14c. The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

     (l)  Income taxes:

          The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     (m)  Flow-through shares:

          The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities and/or tax recoveries are increased by the estimated income tax benefits renounced by the Company to the subscribers.

     (n)  Earnings (loss) per share:

          Basic earnings (loss) per share is computed by dividing earnings
          (loss) for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted earnings (loss) per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

     (o)  Asset retirement obligations:

          The Company accounts for asset retirement obligations in accordance with Section 3110 of the CICA Handbook. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

          This policy requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. The Company records asset retirement obligations primarily associated with decommissioning and restoration costs. The Company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances are adjusted with the corresponding increase or decrease expensed in future periods.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the consolidated statements of earnings and deficit based on application of an interest component to the existing liability.

     (p)  Exploration costs:

          The Company accounts for exploration expenditures by capitalizing the costs when management's evaluation indicates that the property is capable of economical commercial production.

3.   ACQUISITION OF HUDSON BAY MINING AND SMELTING CO., LIMITED:

     On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 has been determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 has been based on a similar method to the valuation of the warrants issued in the public offering as described in note 14b. The acquisition has been accounted for by the purchase method and the result of operations and cash flows have been included within these consolidated financial statements from December 21, 2004. The following table summarizes the allocation of the purchase consideration of the fair value of the assets and liabilities acquired on the date of acquisition:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


     Current assets (including cash of $51,504)                                               $      229,601
     Investments                                                                                         463
     Property, plant and equipment (note 5)                                                          349,629
     Intangible assets (note 6)                                                                        1,452
     Current liabilities                                                                             (73,886)
     Debt obligations (note 8)                                                                       (15,179)
     Pensions and post-retirement benefit obligations (notes 9 and 10)                              (130,353)
     Asset retirement obligations (note 11)                                                          (26,163)
     Obligations under capital leases (note 12)                                                      (15,074)
     Other non-current liabilities                                                                      (376)
     -------------------------------------------------------------------------------------------------------
                                                                                              $      320,114
     =======================================================================================================

     During the fourth quarter of 2005, after receiving the final independent asset and obligation valuations from third parties, the Company finalised its accounting for the HBMS acquisition. The excess of amounts assigned to net assets over the purchase price ("negative goodwill") in the amount of $299.6 million has been allocated as a pro rata reduction as follows:

                                                                 Fair          Negative
                                                               market          goodwill             Carrying
                                                                value        allocation                value
     -------------------------------------------------------------------------------------------------------
     Property, plant and equipment                       $    647,976      $    298,347       $      349,629
     Intangible assets                                          2,691             1,239                1,452
     -------------------------------------------------------------------------------------------------------
                                                         $    650,667      $    299,586       $      351,081
     -------------------------------------------------------------------------------------------------------

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

4.   INVENTORIES:


                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Work-in-process                                                       $     84,456       $       72,061
     Finished goods                                                              16,635               14,639
     Material and supplies                                                       15,505               13,582
     -------------------------------------------------------------------------------------------------------
                                                                           $    116,596       $      100,282
     -------------------------------------------------------------------------------------------------------


5.   PROPERTY, PLANT AND EQUIPMENT:

                                                                             Accumulated
                                                                            depreciation
                                                                                     and            Net book
     2005                                                        Cost       amortization               value
     -------------------------------------------------------------------------------------------------------
     Property, plant and equipment                            279,711             19,924             259,787
     Mine development                                         135,826             34,398             101,428
     Mineral exploration properties                            16,992                  -              16,992
     -------------------------------------------------------------------------------------------------------
                                                         $    432,529          $  54,322        $    378,207
     -------------------------------------------------------------------------------------------------------



                                                                             Accumulated
                                                                            depreciation
                                                                                     and            Net book
     2004                                                        Cost       amortization               value
     -------------------------------------------------------------------------------------------------------
     Property, plant and equipment                       $    203,705          $     418        $    203,287
     Mine development                                         156,189                814             155,375
     -------------------------------------------------------------------------------------------------------
                                                         $    359,894          $   1,232        $    358,662
     -------------------------------------------------------------------------------------------------------

     The depreciation and amortization recorded for 2004 included HBMS for the 10-day period.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     Included in property, plant and equipment are the following:

                                                                                    2005                2004
     -------------------------------------------------------------------------------------------------------
     Property, plant and equipment under
       construction or development                                            $    8,006         $     6,753
     -------------------------------------------------------------------------------------------------------

     Equipment under capital leases:
         Cost                                                                 $   17,090         $    15,521
         Less accumulated depreciation                                             1,738                  39
     -------------------------------------------------------------------------------------------------------
                                                                              $   15,352         $    15,482
     =======================================================================================================

     Amortization expense related to equipment
     UNDER CAPITAL LEASES                                                     $    1,699         $        39
     -------------------------------------------------------------------------------------------------------


6.   OTHER ASSETS:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Deferred financing costs                                                 $   7,610          $     9,600
     Deferred option premiums                                                     3,647                    -
     Intangible assets                                                                -                  552
     Restricted cash                                                                  -               13,000
     Environmental deposits                                                       1,758                1,789
     Fair value of derivatives (note 16c)                                           269                  772
     Investments                                                                      -                  463
     -------------------------------------------------------------------------------------------------------
                                                                              $  13,284          $    26,176
     =======================================================================================================


     Upon finalization of the acquisition accounting for HBMS, the fair value of supplier contracts and licensing agreements, prior to the application of negative goodwill, in the amount of $2,691 was recognized. As part of the recognition of income tax assets during 2005, intangible assets have been reduced to nil. For 2004, intangible assets include zinc process licensing agreements, which were amortized over the estimated life of the zinc plant facility, being 13 years.

     Environmental deposits include various amounts with government agencies in the Province of Nova Scotia, Canada and in New York State, United States, in connection with the acquisitions of the Gay's River and Balmat mine properties.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


7.   CURRENT PORTION OF OTHER LIABILITIES:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Current portion of long-term debt (note 8)                            $      4,000         $      2,000
     Current portion of pension obligation (note 9)                              18,355               12,650
     Current portion of other employee future benefits (note 10)                  2,031                2,012
     Current portion of obligations under capital leases (note 12)                3,825                3,338
     Current portion of fair value of derivatives                                     -                  178
     Current portion of non-current liabilities                                       -                  417
     -------------------------------------------------------------------------------------------------------
                                                                           $     28,211         $     20,595
     =======================================================================================================


8.    LONG-TERM DEBT:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Senior Secured Notes (a)                                              $    181,428         $    210,350
     Province of Manitoba (b)                                                    14,065               15,179
     Convertible debentures (c)                                                       -                    -
     -------------------------------------------------------------------------------------------------------
                                                                                195,493              225,529

     Less current portion of long-term debt                                       4,000                2,000
     -------------------------------------------------------------------------------------------------------
                                                                           $    191,493         $    223,529
     -------------------------------------------------------------------------------------------------------

     (a)  Senior Secured Notes:

          On December 21, 2004, a subsidiary of the Company issued U.S. $175,000 Senior Secured Notes ("Notes") bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes will mature on January 15, 2012. Subsequent to the issuance of the Notes, the subsidiary which issued the Notes amalgamated with HBMS. Financing costs amounting to $9,950 were incurred in connection with the issuance of the Notes and are amortized into income on a straight-line basis over the term of the Notes, unless redeemed early.

          HBMS may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to January 15, 2008 with the net proceeds from certain equity offerings at a price equal to 109.625% of the principal amount of the Notes plus accrued and unpaid interest. After January 15, 2009, HBMS may redeem some or all of the Notes at the redemption prices of 104.813% in 2009, 102.406% in 2010 and 100% thereafter. In addition, if HBMS

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          undergoes a change of control or if it sells certain of its assets, it may be required to offer to purchase the Notes at specified redemption prices. HBMS also has the right to redeem all of the Notes if at any time Canadian law changes to require it to withhold taxes from payments on the Notes. The Company is not precluded from repurchasing the Notes in the open market at market prices. Before the end of the year, the Company repurchased US$19,000 of the Notes in the open market reducing the outstanding notional amount of the Notes to US$156,000. The Company paid a premium for this purchase in the amount of US$1,284 that was recorded as an expense. In addition, deferred financing costs in the amount of $927 related to this purchase were also expensed.

          The Notes are HBMS's senior obligations and will rank equally in right of payment with all of its existing and future senior indebtedness and rank senior to all of its existing and future subordinated indebtedness. The Notes are guaranteed on a senior basis by the Company's subsidiary, Hudson Bay Exploration and Development Company Limited, and will be guaranteed by any future domestic restricted subsidiaries. Subsequent to December 31, 2004, the Notes are also guaranteed by the Company. The Company's guarantee of the Notes will terminate on the date upon which it owns less than a majority of the voting shares of HBMS. The Notes and the subsidiary guarantee are secured by first priority liens on HBMS's real property, mineral claims and leases in the Provinces of Manitoba and Saskatchewan and second priority liens on HBMS's and the subsidiary guarantor's accounts receivable and inventories, which may be used to secure, on a first-priority basis, HBMS's obligations under any future credit facility.

          The Company's interest expense on the Notes and weighted average interest rate is as follows:


                                                                                2005                 2004
          ------------------------------------------------------------------------------------------------
          Interest expense                                                  $ 20,237           $      608
          Weighted average interest rate                                       9.625%               9.625%
          ------------------------------------------------------------------------------------------------


     (b)  Loan payable:

          The interest-free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and is due in instalments of $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. As at December 21, the fair value of the loan was determined using the net present value of the interest-free component of the loan, assuming a discount rate of 6%. The discounted loan amount is

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          being accreted to the principal amount through annual accretions with an offsetting charge to interest expense.

     (c)  Convertible debentures:

          In December 2003, the Company completed a private placement of $2,000 principal amount of secured convertible debentures. During 2004, the proceeds were received, and an additional $600 of secured convertible debentures were issued with costs of $216 recorded as deferred financing costs. The debentures were repaid in the amount of $2,860 in December 2004 with the difference from book value of $761 recorded as debt settlement expense. The equity component of the debentures was $1,250 and the difference between this and the fair value of the holder conversion option, or $110, was credited to retained earnings and the carrying value of the equity component has been eliminated. The unamortized amount of deferred financing costs relating to the debentures of $108 was written off as a component of financing costs for the year.


9.   PENSION OBLIGATION:

     Prior to December 21, 2004, the Company did not sponsor any pension plans. HBMS maintains several non-contributory and contributory defined benefit pension plans for its employees.

     The Company uses a December 31 measurement date for all of its plans. For the Company's significant plans, the most recent actuarial valuations filed for funding purposes were performed as at December 31, 2004. For these plans, the next actuarial valuation required for funding purposes will be performed as at December 31, 2005. Any actuarial gains or losses over 10 per cent of the greater of the obligation and the fair value of assets are amortized over the expected service life of the plan population.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


     Information about the Company's non-contributory and contributory defined benefit plan is as follows:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Obligations and funded status:
         Change in pension obligation:
              Obligation, as at January 1                                $      217,812         $          -
              Obligation, at December 21, 2004                                       -               217,432
              Service cost                                                        7,426                  607
              Interest cost                                                      12,754                  345
              Employee contributions                                                156                    -
              Actuarial loss                                                     15,823                    -
              Flex account balance at end of year                                 1,544                    -
              Benefits paid                                                     (10,743)                (572)
         ---------------------------------------------------------------------------------------------------
         Obligation, at December 31                                             244,772              217,812
         ---------------------------------------------------------------------------------------------------

         Change in pension plan assets:
              Fair value of plan assets, at January 1                           147,725                    -
              Fair value of plan assets, at December 21, 2004                         -              146,942
              Actual return on plan assets                                       20,712                  283
              Employer contributions                                             14,634                1,072
              Employee contributions                                                156                    -
              Flex account balance at end of year                                 1,544                    -
              Benefits paid                                                     (10,743)                (572)
         ---------------------------------------------------------------------------------------------------
         Fair value of plan assets, at December 31                              174,028              147,725
         ---------------------------------------------------------------------------------------------------

         Unfunded status of plans at end of year                                (70,744)             (70,087)
         Unamortized net actuarial loss                                           5,646                    -
     -------------------------------------------------------------------------------------------------------
     Net amount recognized at December 31                                $      (65,098)        $    (70,087)
     -------------------------------------------------------------------------------------------------------

     As a result of the closure of the Ruttan mine, the Company plans to settle its obligations under the pension plans for the former employees of the Ruttan mine through the purchase of insurance contracts by which the insurer assumes all of the Company's risks and obligations under the plans.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


     Pension expense includes the following components:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Service cost                                                        $        7,426            $     607
     Interest cost                                                               12,754                  345
     Actual asset return (gain)                                                 (20,712)                (283)
     ACTUARIAL LOSS                                                              15,823                    -
     -------------------------------------------------------------------------------------------------------
     Costs arising in the period                                                 15,291                  669

     Difference in costs arising and recognized in period:
     Return on plan assets                                                       10,176                    -
     Actuarial loss                                                             (15,823)                   -
     -------------------------------------------------------------------------------------------------------
     Other employee future benefit expense                                        9,644                  669
     Defined contribution pension                                                   227                    5
     -------------------------------------------------------------------------------------------------------
                                                                         $        9,871            $     674
     -------------------------------------------------------------------------------------------------------


     (a)  Additional information:

          The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

                                                                                 2005                2004
          ------------------------------------------------------------------------------------------------
          To determine the net benefit expense for the year:
          Discount rate                                                          5.8%                 5.8%
          Expected return on plan assets                                         7.0%                 7.0%
          Rate of compensation increase                                          4.7%                 4.7%

          To determine the accrued benefit obligations at the end of the year:
          Discount rate                                                          5.0%                 5.8%
          Rate of compensation increase                                          3.4%                 4.7%
          ------------------------------------------------------------------------------------------------

          The Company's pension cost is materially affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

          The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          Establishing the expected future rate of return on pension assets is a judgmental matter. The Company considers the following factors in determining this assumption:

          (i)   Duration of pension plan liabilities; and

          (ii) Types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

     (b)  Plan assets:

          The pension plan asset allocations, by asset category, are as follows:

                                                          2005                                2004
          ------------------------------------------------------------------------------------------------
                                                Weighted                            Weighted
                                                 average         Target              average        Target
          ------------------------------------------------------------------------------------------------
          Equity securities                         58%            57%                  59%            57%
          Debt securities                           42%            43%                  41%            43%
          ------------------------------------------------------------------------------------------------
                                                   100%           100%                 100%           100%
          ------------------------------------------------------------------------------------------------

          The Company's primary quantitative investment objective is to maximize the long-term real rate of return, subject to an acceptable degree of investment risk, and the preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

          With the exception of fixed income investments and non-North American equities, the plan assets are actively managed by investment managers, with the goal of attaining returns that are in excess of that which could be realized with passively managed investments. Although the actual composition of the invested funds will vary from the prescribed investment mix, the investment managers have a responsibility to bring items back to the appropriate mix.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     (c)  Expected cash flows:

          The employer contributions (or benefit payments in respect of the supplementary plan) for the year ending December 31, 2006 are expected to be $18,400.

          The expected benefit payments for fiscal year ending:

                                                                      Benefits Paid
          --------------------------------------------------------------------------
          2006                                                              $ 9,000
          2007                                                                9,200
          2008                                                                9,600
          2009                                                               10,300
          2010                                                               11,200
          2011 - 2015                                                        65,000


10.  OTHER EMPLOYEE FUTURE BENEFITS:

     Prior to December 21, 2004, the Company did not sponsor any post-employment benefit plans. HBMS sponsors several such plans and uses a December 31 measurement date. Information about the Company's post-retirement and other post-employment benefits is as follows:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Obligations and funded status:
         Change in other employee future benefits:
              Obligation, at January 1                                   $       59,941          $         -
              Obligation, at December 21, 2004                                       -                59,870
              Service cost                                                        1,593                   22
              Interest cost                                                       3,506                  104
              Actuarial losses                                                   11,500                    -
              Benefits paid                                                      (1,759)                 (55)
     -------------------------------------------------------------------------------------------------------
     Obligation, at December 31                                          $       74,781          $    59,941
     -------------------------------------------------------------------------------------------------------

         Change in plan assets:
              Fair value of plan, at January 1                           $            -          $         -
              Fair value of plan, at December 21, 2004                                -                    -
              Employer contributions                                              1,759                   55
              Benefits paid                                                      (1,759)                 (55)
     -------------------------------------------------------------------------------------------------------
     Fair value of plan assets at December 31                            $            -          $         -
     -------------------------------------------------------------------------------------------------------

         Unfunded status of plans at end of year                         $      (74,781)         $   (59,941)
         Unrecognized net actuarial loss                                         11,500                    -
     -------------------------------------------------------------------------------------------------------
     Net amount recognized at December 31                                $      (63,281)         $   (59,941)
     --------------------------------------------------------------------------------------------------------


     Other employee future benefits expense includes the following components:

                                                                                   2005                 2004
     --------------------------------------------------------------------------------------------------------
     Service cost                                                        $        1,593          $        22
     Interest cost                                                                3,506                  104
     ACTUARIAL LOSS                                                              11,500                    -
     -------------------------------------------------------------------------------------------------------

     Costs arising in the period                                                 16,599                  126
     Unrecognized actuarial loss                                                (11,500)                   -
     --------------------------------------------------------------------------------------------------------
     Other employee future benefits expense                              $        5,099          $       126
     --------------------------------------------------------------------------------------------------------


     (a)  Additional information:

          The weighted average assumptions used in the determination of other employee future benefits expense and obligations are as follows:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                                                                                 2005                 2004
          ------------------------------------------------------------------------------------------------
          To determine net benefit expense for the year:
          Discount rate                                                         6.0%                  6.0%
          Weighted average health care trend rate                               9.2%                  9.2%
          ------------------------------------------------------------------------------------------------


                                                                                 2005                 2004
          ------------------------------------------------------------------------------------------------
          To determine benefit obligation at end of year:
          Discount rate                                                         5.1%                  6.0%
          Weighted average health care trend rate                               8.7%                  9.2%
          ------------------------------------------------------------------------------------------------

          The health care cost trend rate used in measuring other employee future benefits was assumed to begin at 8.7% in 2006, gradually declining to 4.6% by 2015 and remaining at those levels thereafter.

          If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

                                                                                 2005                 2004
          ------------------------------------------------------------------------------------------------
          Accumulated post-retirement benefit obligation               $       15,761          $    12,558
          Aggregate of service and interest cost                                1,267                   38
          ------------------------------------------------------------------------------------------------

          If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:



          Accumulated post-retirement benefit obligation               $       12,129          $     9,749
          Aggregate of service and interest cost                                  961                   28
          -------------------------------------------------------------------------------------------------

          Any actuarial gains or losses over 10 per cent of the obligation are amortized over the expected service life of the plan population.

     (b)  Expected cash flow:

          Expected benefit payments for each of the next five years through 2010 and the aggregate of the five years thereafter are as follows:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


                                                                     Benefits Paid
          ------------------------------------------------------------------------
          2006                                                             $ 2,000
          2007                                                               2,200
          2008                                                               2,300
          2009                                                               2,500
          2010                                                               2,800
          2011-2015                                                         18,300
          ------------------------------------------------------------------------


11.  ASSET RETIREMENT OBLIGATIONS:

     The Company has completed an independent review, to the feasibility level of accuracy, of its asset retirement obligations assumed through its acquisition of HBMS as described in note 3.

     The Company's asset retirement obligations relate to the final reclamation and closure of currently operating mines, mines under care and maintenance, closed and abandoned properties.

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                             $    27,120            $     769
     Obligations settled during the year                                           (463)                   -
     Liability assumed through acquisition of HBMS                                  (50)              26,213
     Accretion expense                                                            2,612                  138
     -------------------------------------------------------------------------------------------------------
     Balance, end of year                                                   $    29,219            $  27,120
     -------------------------------------------------------------------------------------------------------

     Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $55.1 million (2004 -$53.9 million). A credit adjusted risk-free rate of 9.625% has been utilized to determine the majority of the obligation recorded in the consolidated balance sheet. Management anticipates that such obligations will substantially be settled at or near the closure of the mining and processing facilities. The current mine plan based on known reserves and resources extends to 2018.

     In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.


12.  OBLIGATIONS UNDER CAPITAL LEASES:

     The Company has entered into capital lease obligations for equipment.

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Lease obligations                                                      $    12,836          $    15,057
     Less current portion of obligations                                          3,825                3,338
     -------------------------------------------------------------------------------------------------------
                                                                            $     9,011          $    11,719
     -------------------------------------------------------------------------------------------------------

     The following represents the minimum lease payments for equipment used in operations for the next five years:

                                                                                                        2005
     -------------------------------------------------------------------------------------------------------
     2006                                                                                        $     4,436
     2007                                                                                              4,428
     2008                                                                                              3,554
     2009                                                                                              1,523
     2010                                                                                                102
     -------------------------------------------------------------------------------------------------------
                                                                                                      14,043

     Less imputed interest                                                                             1,207
     -------------------------------------------------------------------------------------------------------
                                                                                                 $    12,836
     =======================================================================================================

     The capital lease average interest rate was 5.2% and is fixed for the term of the leases that expire 2007 to 2010.


13.  INCOME TAXES:

     (a)  Income tax recovery:

          Income tax expense (recovery) differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                                                                                  2005                2004
          ------------------------------------------------------------------------------------------------
          Statutory tax rate                                                       42%                 38%
          ================================================================================================
          Tax expense (benefit) at statutory rate                           $   31,557           $  (3,921)

          Effect of:
          Resource and depletion allowance,
            net of resource tax recovery                                       (20,569)                (18)
          Temporary differences not recognized                                  28,946                 405
          Tax losses (benefit realized) not recognized                         (40,674)              3,205
          Other permanent differences                                            1,798                 329
          Recognition of prior years' temporary differences                    (11,858)               (473)
          ------------------------------------------------------------------------------------------------
          INCOME TAX RECOVERY                                               $  (10,800)          $    (473)
          ------------------------------------------------------------------------------------------------

          Income tax provision applicable to:
          Current taxes                                                            678                (473)
          Future taxes                                                         (11,478)                  -
          ------------------------------------------------------------------------------------------------
          INCOME TAX RECOVERY                                               $  (10,800)          $    (473)
          -------------------------------------------------------------------------------------------------


     (b)  Tax effect of temporary differences:

          The tax effects of temporary differences that give rise to significant portions of the future tax assets or future tax liabilities at December 31, 2005 and 2004 are presented below:

                                                                                 2005                 2004
          ------------------------------------------------------------------------------------------------
          Future income tax assets:
              Property, plant and equipment                            $      218,394       $      265,675
              Pension obligation                                               23,839               26,016
              Other employee future benefits                                   23,238               22,405
              Asset retirement obligations                                     10,689                9,184
              Non-capital losses (see (c) below)                               73,560               58,252
              Share issue costs                                                 3,140                3,744
              Other                                                               440                    -
          ------------------------------------------------------------------------------------------------
                                                                              353,300              385,276

              Less valuation allowance                                        327,100              372,376
          ------------------------------------------------------------------------------------------------
              Net future tax asset                                     $       26,200       $       12,900
          ================================================================================================

          Future income tax liability:
              Derivatives and other timing differences                 $       (1,666)      $       (1,290)
          ------------------------------------------------------------------------------------------------

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets at an amount that the company considers is more likely than not to be realized. Since HBMS had many years of ever increasing timing differences with 2005 the first year of a reduction, the tax asset has been based on only one future year of earnings. This is deemed appropriate due to uncertainties of future metal prices, exchange rates and the magnitude of prior losses, but will continue to be reviewed as circumstances change.

     (c)  Non-capital losses:

          At December 31, 2005, the Company has cumulative non-capital losses of $189,678 in Canada and net operating losses of $11,998 in the U.S.

          The non-capital losses expire as follows:



          2006                                                                                $        506
          2007                                                                                         355
          2008                                                                                         350
          2009                                                                                       8,691
          2010                                                                                      50,194
          2013                                                                                      61,252
          2014                                                                                      48,267
          2015                                                                                      12,003
          2016                                                                                       8,060
          2024                                                                                       1,042
          2025                                                                                       3,492
          2026                                                                                       7,464
          ------------------------------------------------------------------------------------------------


14.  SHARE CAPITAL:

     (a)  Common shares:

          Authorized:
          Unlimited common shares

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          Issued:

                                                      2005                                 2004
          ------------------------------------------------------------------------------------------------
                                            Common                                Common
                                            shares             Amount             shares            Amount
          ------------------------------------------------------------------------------------------------
          Balance, beginning of year    77,450,628       $    120,138          5,661,592       $    21,379
          Issued for debt                        -                  -              5,334                40
          Issued on private
               placements, net                   -                  -          2,382,466             7,817
          Issued pursuant to
               public offering                   -                  -         69,694,778           156,813
          Cancellation of
               repurchase shares                 -                  -           (340,000)             (336)
          Exercise of warrants           4,047,032             12,941             28,030               160
          Exercise of options              310,340              1,130             19,334                64
          Issued flow through shares     2,999,452             10,000                  -                 -
          Value attributed to warrants
               issued                            -                  -                  -           (29,465)
          Tax effect of flow-through shares      -                  -                  -              (397)
          Share issue costs                      -               (598)                 -           (13,958)
          Elimination of fractional shares       -                  -               (906)                -
          Stated capital reduction               -                  -                  -           (21,979)
          ------------------------------------------------------------------------------------------------
          Balance, end of year          84,807,452       $    143,611         77,450,628       $   120,138
          ------------------------------------------------------------------------------------------------

          On June 22, 2005, the Company completed a private placement of 2,193,000 flow-through common shares at a price of $3.42 per share for aggregate gross proceeds of approximately $7,500. Commission and fees related to the offering was paid to the underwriters resulting in net proceeds of $7,078. The gross proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2006 taxation year.

          On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $2,323. The proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2006 taxation year.

          On December 21, 2004, the Company completed an offering of 63,917,000 subscription receipts at a price of $2.25 per subscription receipt pursuant to a final prospectus dated December 14, 2004, for gross proceeds of $143,813. Net proceeds of the issuance were approximately $133,005. Each subscription receipt entitled the holder to receive one

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          common share and 15 common share purchase warrants. Every 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of 5 years from the date of issuance, exercisable at a price of $3.15 per share. The gross proceeds of $2.25 per subscription receipt was allocated on the basis of $2.025 as to each common share and $0.225 as to each one-half of one share purchase warrant.

          In connection with the offering, the agents for the offering were issued broker warrants to acquire 3,835,020 common shares at a price equal to 115% of the offering price of the subscription receipts, or $2.589 per warrant, for a period of 24 months to December 21, 2006.

          Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 were exercised during the year ended December 31, 2005 aggregating the following amounts:
          89,028,543 warrants to purchase 2,967,618 common shares for proceeds of $7,679.

          Under the terms of the agreement for the acquisition of HBMS from Anglo American on December 21, 2004, the Company issued to Anglo American 5,777,778 common shares and 86,666,667 warrants for consideration of $13,000.

          On December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the share consolidation had occurred on January 1, 2002 and is reflected in the following disclosures. The warrants outstanding at the time of the share consolidation were not consolidated.

          (i) In addition, the Company completed the following private placements during 2004:

                (a) In September 2004, 1,105,666 units at a price of $1.50 per unit for gross proceeds of $1,726. Each unit consists of one common share and 15 common share purchase warrants. Each 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $1.80 per share.

                    In addition, the broker was issued 3,452,000 broker warrants, with each 30 broker warrants exercisable for one common share at a price of $1.50 per share and a one-half of a share purchase warrant for a period of two years from the closing date and paid a commission of $117. Each whole share

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                    purchase warrant entitles the holder to acquire a share at an exercise price of $0.06 per share for a period of two years following the date of issuance. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $2.70 at any time prior to November 30, 2004. On November 30, 2004, the broker exercised its over-allotment option and purchased an additional 172,600 units at a price of $2.70 per unit. Upon exercise of the over-allotment option, the broker was issued an additional 517,800 broker warrants, with each 30 broker warrants exercisable at a price of $2.70 per unit. Each broker unit is comprised of one common share and 15 broker common share purchase warrants. Every 30 broker common share purchase warrants is exercisable for one common share at an exercise price of $3.60 and one-half of a share purchase warrant for a period of two years from the date of issue. Each whole share purchase warrant entitles the holder to acquire a share at an exercise price of $0.12 per share for a period of two years following the date of issuance.

                    The former Chairman and Chief Executive Officer of the Company and the former Corporate Secretary purchased 333,333 and 6,667 of these units, respectively. Subsequent to September 30, 2004, the Company and these officers agreed to unwind these transactions, so that the securities comprising the units have been returned to the Company and the Company has returned the purchase price paid for the units.

                (b) In June 2004, 1,036,920 units at a price of $5.40 per unit for gross proceeds of $5,599. Each unit consists of one common share and 15 common share purchase warrants. Every 30 warrants entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $6.00 per share. Certain former officers and directors of the Company purchased an aggregate of 795,986 of these units.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     (b)  Warrants:

                                                                               Number               Amount
          ------------------------------------------------------------------------------------------------
          Warrants outstanding, December 31, 2003                          74,894,424          $     4,433
          Issued on private placements                                     40,140,997                2,380
          Issued pursuant to public offering                            1,045,421,667               27,181
          Issued to agents for public offering                            115,050,600                2,078
          Warrants repurchased                                             (5,100,000)                (173)
          Exercised                                                          (840,909)                 (43)
          CANCELLED                                                           (88,456)                  (6)
          ------------------------------------------------------------------------------------------------
          Warrants outstanding, December 31, 2004                       1,269,478,323          $    35,850
          ------------------------------------------------------------------------------------------------

          Issued on private placements                                      1,727,258                   44
          Exercised                                                      (121,411,064)              (2,590)
          Cancelled                                                       (73,712,059)              (4,373)
          ------------------------------------------------------------------------------------------------
          Warrants outstanding, December 31, 2005                       1,076,082,458          $    28,931
          ------------------------------------------------------------------------------------------------

          Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at December 31, 2005 are as follows:

                 Warrants
              outstanding                            Exercise price                            Expiry date
          ------------------------------------------------------------------------------------------------
                  768,400                                    $ 0.12                       January 13, 2006
               15,553,797                                      0.20                         March 31, 2006
                2,566,785                                      0.06                     September 28, 2006
                  263,330                                      0.05                     September 28, 2006
                2,721,923                                      0.12                      November 30, 2006
                  251,955                                      0.09                      November 30, 2006
               26,022,057                                     0.086                      December 21, 2006
            1,027,934,211                                     0.105                      December 21, 2009
            ----------------------------------------------------------------------------------------------
            1,076,082,458
            ----------------------------------------------------------------------------------------------

          For purposes of valuation, the fair value of warrants issued prior to December 21, 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; risk-free interest rate of 4.5%; and an expected life of two years.

          The fair value of the listed warrants and the broker warrants issued on December 21, 2004 was estimated on the date of issuance using the Black-Scholes option model with

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


          the following assumptions: dividend yield of 0%; expected volatility of 40%; risk-free interest rate of 4.25%; and an expected life of five and two years, respectively.

     (c)  Stock option plan:

          Under the Company's stock option plan (the "Plan") approved in June 2005, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% are exercisable immediately, the next 33 1/3% are exercisable after one year, and the last 33 1/3% exercisable after two years. Shares in respect of which options are not exercised as well as shares in respect of which options are exercised, shall become available for the grant of subsequent options. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted. Certain restrictions apply on the issuance of options pursuant to the Plan.

          The fair value of the options granted during 2005 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

                                                                     2005                       2004
          ------------------------------------------------------------------------------------------------
                                                                        Weighted                  Weighted
                                                                         average                   average
                                                           Number of    exercise     Number of    exercise
                                                              shares       price        shares       price
          ------------------------------------------------------------------------------------------------
          Balance, beginning of year                         663,167    $   3.60       550,000     $  5.08
          Cancelled                                         (718,999)       3.71     (334,167)        4.80
          Granted                                          3,865,000        2.63       466,667        3.60
          Exercised                                         (310,340)       2.61      (19,333)        3.30
          ------------------------------------------------------------------------------------------------
          Outstanding, end of year                         3,498,828    $   2.66       663,167     $  3.60
          ------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          On July 5, 2004, the Company repriced an aggregate of 85,833 previously granted options to $3.00. The options were previously exercisable at prices ranging from $3.30 to $7.20 per share with expiry dates from June 13, 2006 to November 27, 2008.

          The following table summarizes the options outstanding at December 31, 2005:


                                             Weighted average                            Weighted average
             Number of                              remaining            Number of              remaining
               options         Exercise      contractual life              options       contractual life
           outstanding            price               (years)          exercisable                (years)
          -----------------------------------------------------------------------------------------------
             3,229,661            $2.59                   9.4              916,205                    9.4
                27,500             3.00                   2.9               27,500                    2.9
               225,000             3.35                   9.4               75,000                    9.4
                 5,000             4.50                   0.4                5,000                    0.4
                11,667             7.50                   1.7               11,667                    1.7
          -----------------------------------------------------------------------------------------------
             3,498,828            $2.66                                  1,035,372
          -----------------------------------------------------------------------------------------------

          The fair value of the options granted during 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; and a weighted average expected life of these options of 4.0 years.

          Stock-based compensation amounted to $2,674 and $1,193 for the years ended December 31, 2005 and 2004, respectively and is included in general and administrative expense.

     (d)  Earnings (loss) per share:

          For 2004, the conversion of stock options and warrants in the calculation of fully diluted resulted in the same earnings per share as basic earnings per share.

     (e)  Stated capital reduction:

          On December 8, 2004, a special resolution was passed by the Company's shareholders to eliminate the deficit of the Company at June 30, 2004 by reducing the stated capital by $21,979. This deficit was accumulated in connection with the Company's historical operations and does not relate to the Company's current business mandate.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

15.  CONTINGENCIES:

     The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Since the outcome is uncertain, no amount has been recorded in these consolidated financial statements.

     The significant claims and litigation matters are as follows:

     (a) Statements of claim were filed against Saskatchewan Power Corporation ("SaskPower"), the Company and Churchill River Power Company Limited ("CRP") on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan which were transferred by CRP, formerly a wholly owned subsidiary of the Company, to SaskPower in 1981. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the consolidated financial position.

     (b) On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, The Government of Canada and The Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have not been named as parties in the action. It has recently come to our attention that CRP, a former subsidiary of HBMS, which was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of any claim that will be advanced against CRP or HBMS is not reasonably determinable.

     (c) In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, Considar Metal Marketing Inc. ("CMM") and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and cannot currently assess its potential liability in relation to this claim.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


     (d) On April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages against certain defendants, including Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. The claim alleges a breach of confidence and claims damages as a result of such breach. The defendants have retained counsel to defend the claim and liability is denied. The likelihood of success of the claim cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claim will not be material to the consolidated financial position.


16.  RISK MANAGEMENT USING FINANCIAL INSTRUMENTS:

     (a)  Foreign currency risk management:

          The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions. Hedge accounting is applied to the following contracts.

          In 2004, the Company paid U.S. $1.2 million to purchase an option giving it the right, but not the obligation, to pay an additional U.S. $2.9 million to purchase U.S. dollar put options. The put options secure the right, but not the obligation, to sell U.S. $4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The fair value at December 31, 2005 is estimated to be US$3.5 million; the fair value at December 31, 2004 approximates its carrying value as a result of the December 21, 2004 acquisition.

     (b)  Credit risk:

          The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. Substantially all of the Company's accounts receivable are with CMM, a joint venture.

          The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     (c)  Commodity price risk management:

          From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

          Through its joint venture interest in CMM, the Company manages the risk associated with forward physical sales where it receives a fixed price regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. At December 31, 2005, the joint venture had outstanding forward contracts to purchase 11,322 tonnes of zinc at prices ranging from U.S. $834 to U.S. $1,879 per tonne with settlement dates in the next three years. The fair value at December 31, 2005 and 2004 approximates its carrying value.


17.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying value for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital lease approximate their fair value due to their short-term nature.

     The fair value of the senior secured debt using discounted cash flows at current market rates is approximately $202,940 (2004 - $223,529).

     Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.


18.  RELATED PARTY INFORMATION:

     (a) During the year ended December 31, 2004, the Company paid $2,317 to two law firms which were associated with two individuals who were former directors of the Company at the time. The payments in 2004 were substantially in respect of services in connection with the acquisition of HBMS and the related financings.

    (b) In June 2004, certain individuals who were former officers and directors of the Company at the time purchased an aggregate of 795,986 units in connection with a private placement completed by the Company (note 14a(i)(b)).

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

    (c) In September 2004, the former Chairman of the Company acquired 333,333 units and the then corporate secretary acquired 6,667 units in connection with a private placement completed by the Company (note 14a(i)(a)). In December 2004, these transactions were reversed.


19.  INVESTMENT IN JOINT VENTURES:

     Considar Metal Marketing SA ("CMMSA"), an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a joint venture in which the Company holds a 50% interest. The joint venture, together with its wholly owned subsidiary, CMM, carries on the business of providing metal marketing to customers in various metal-related industries.

     The following is a summary of the Company's 50% pro rata share of the book value of the assets, liabilities, revenue and expenses of the CMMSA joint venture. Up to the end of 2005, substantially all of the Company's sales were transacted with the joint venture. Effective January 1, 2006, the Company has changed its sales agreement with CMM to an agency agreement for copper and precious metal products, and plans to make a similar change for the zinc and zinc oxide products during the first half of 2006.

     Such information is presented prior to intercompany eliminations.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     ASSETS
     Current assets                                                      $       33,783          $    52,535
     Unrealized fair value derivative                                               269                  772
     Property, plant and equipment                                                   93                  112
     -------------------------------------------------------------------------------------------------------

     LIABILITIES
     Current liabilities                                                 $       29,177          $    49,264
     Future income taxes payable                                                  1,665                1,290
     -------------------------------------------------------------------------------------------------------

     SALES                                                               $      352,528          $     6,898

     Costs and expenses:
         Operating, general and administrative                                  356,867                7,053
         Depreciation and amortization                                               31                    2
         Gain on derivative instruments                                          (5,319)                 (78)
     -------------------------------------------------------------------------------------------------------
                                                                                351,579                6,977

     -------------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes                                 $          949          $       (79)
     =======================================================================================================

     Cash flows:
         Operating activities                                            $       (1,207)         $       106
         Investing activities                                                       (12)                  (5)
     -------------------------------------------------------------------------------------------------------



20.  COMMITMENTS:

     (a)  Operating lease commitments:

          The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:


          2006                                                                                  $    2,413
          2007                                                                                         609
          2008                                                                                         241
          2009                                                                                         106
          ================================================================================================

          Through its joint venture interest in CMMSA, as at December 31, 2005, the Company has various lease commitments for facilities and equipment which expire in periods ranging

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


          from one to eight years. The aggregate remaining minimum annual lease payments, representing 100% of CMMSA's commitment, required for the next five years are as follows:


          2006                                                                                     $   204
          2007                                                                                         218
          2008                                                                                         216
          2009                                                                                         218
          2010 and thereafter                                                                          285
          ================================================================================================

          The Company has recorded operating lease expense of $3,746, including $106 for the 50% share of the CMM leases.

     (b)  Buy-sell commitments:

          The Company has a commitment to purchase copper concentrate based on a schedule of payments rather than actual physical delivery. The contract requires delivery of 72,000 dry metric tonnes annually from 2006 to 2008.

          The Company also has a long-term agreement for the purchase of 10% of another mine's concentrate, or approximately 13,000 dry metric tonnes in 2006, and 20% of annual production or approximately 26,000 dry metric tonnes each year thereafter. The term of this agreement is from 2006 to 2015 and is subject to certain termination rights effective after December 31, 2008.

          Payment for both the above-mentioned purchased concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

          The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


     (c)  Other commitments and agreements:

          (i) On January 1, 2006 the Company entered into an agency agreement with CMM for the Company's copper and precious metals products. As a result of this agreement, the Company retains title to the copper and precious metals until they are ultimately sold to the customers. In order to facilitate this agreement, the Company, in effect, on December 31, 2005 acquired the inventory of CMM. This purchase resulted in a reversal of the originating sales transactions associated with these products. Therefore the net result was the removal of any associated profit margin and inclusion of the associated inventories in the financial statements of the Company.

          (ii) On the majority of the Callinan/777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6-2/3% of the net proceeds of production if aggregate cash flow for the year and cumulative cashflow are positive. To date, the cumulative cash flow has been negative.

          (iii) HBMS has a profit-sharing plan, whereby 10% of the Company's after-tax earnings (excluding provisions or recoveries for future income tax) calculated in accordance with Canadian generally accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. This expense has been accrued in these financial statements.

          (iv) The Company entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, the Company has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, the Company has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, the Company has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. The security interests granted to the Provinces of Saskatchewan and Manitoba rank pari passu.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


                The Company has completed a study of reclamation costs (see note
                11). The Company believes the existing security provided is adequate and sufficient. However, the Company has provided additional security to the provinces in the form of a letter of credit in the amount of $13 million. For 2005, the reports have been submitted to the provinces, and upon completion of their review the appropriate security may be reassessed.

          (v) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. Management estimates that there are no significant liabilities with respect to these indemnification guarantees.

          (vi) The Company has outstanding letters of credit in the amount of $35.2 million (including the above-mentioned amount for environmental reclamation).

          (vii) In 2003, the Company established a wholly-owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. Total consideration paid consisted of a cash deposit of U.S. $1 million required to assume an environmental bond. In addition, contingent consideration, consisting of US $20 million, was provided for in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration is payable out of 30% of the net future cash flow from operations after allowing for reasonable capital and exploration expenditures. A further $5 million is payable if

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                the monthly average special high grade settlement price of zinc, as quoted by The London Metal Exchange, averages $0.70 or greater during any consecutive 24-month period after the closing date and prior to the fifth anniversary of the date on which the seller receives payment of the $20 million.

         (viii) Pursuant to a Purchase Agreement dated February 2002, the Company acquired from Regal Mines Limited certain properties and other assets located in Nova Scotia, including lead and zinc mining and milling operations (collectively the "Gays River"). A component of the purchase price was a 2% of net smelter return payable based on operations. The Company has entered into a letter of intent to sell its holding in Scozinc Limited to Acadian Gold Corporation for $7.5 million. The potential sales transaction with Acadian Gold Corporation of Halifax is subject to the satisfaction of certain conditions, including the provision of certain cash deposits, board approvals, the purchaser completing satisfactory financing agreements, due diligence, the entering into of a definitive sale and purchase agreement and receipt of all necessary regulatory approvals.

21.  CHANGE IN NON-CASH WORKING CAPITAL:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Accounts receivable                                                      $  28,512           $   (8,285)
     Inventories                                                                (16,314)             (11,843)
     Accounts payable and accrued liabilities                                     2,181               17,565
     Prepaid expenses                                                              (129)               4,328
     Interest payable                                                             7,441                  508
     -------------------------------------------------------------------------------------------------------
                                                                              $  21,691           $    2,273
     -------------------------------------------------------------------------------------------------------



22.  SEGMENTED INFORMATION:

     The Company is an integrated base metals producer and operates in a single reportable operating segment.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     The Company's revenue by significant product types:

                                                                                    2005                2004
     -------------------------------------------------------------------------------------------------------
     REVENUES
          Copper (1)                                                           $ 351,756             $ 8,277
          Zinc                                                                   142,690               2,386
          Zinc oxide                                                              75,032               1,243
          Gold                                                                    50,354               1,249
          Silver                                                                  11,208                 309
          Other                                                                   20,988                (137)
     -------------------------------------------------------------------------------------------------------
                                                                               $ 652,028            $ 13,327
     -------------------------------------------------------------------------------------------------------

     (1) Includes purchased copper of approximately $144,000.

23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

     If U.S. GAAP were employed, the net earnings (loss) for the years would be adjusted as follows:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Earnings (loss) for the year based on Canadian GAAP                    $    85,218         $     (9,920)
     Impact on loss of U.S. GAAP adjustments:
         Depreciation and amortization (a)                                       (4,111)                (142)
         Accretion of convertible debentures (b)                                      -                  632
         Debt settlement expense (b)                                                  -                  508
     -------------------------------------------------------------------------------------------------------
     Earnings (loss) for the year under U.S. GAAP                           $    81,107         $     (8,922)
     -------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------
     Basic income (loss) per share under U.S. GAAP                          $      0.99         $      (1.00)
     -------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------
     Diluted income (loss) per share under U.S. GAAP                        $      0.96         $      (1.00)
     -------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------
     Weighted average number of common shares outstanding
          Basic                                                              82,008,190            8,894,235
          Diluted (note 27)                                                  84,767,082            8,894,235
     -------------------------------------------------------------------------------------------------------

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     The following summarizes the Company's adjusted consolidated balance sheet captions conforming to U.S. GAAP:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Assets:
         Financial derivative asset                                         $      4,085        $          -
         Property, plant and equipment (a)                                       373,954             358,520

     Liabilities:

         Pension obligation (e)                                             $     75,683        $     70,087
         Future income tax liability  (c)                                          3,217               1,290


     Shareholders' equity:
         Common shares (d)                                                  $    164,039        $    142,117
         Retained earnings (deficit) (d)                                          52,500             (28,607)
         Currency translation adjustment                                               -                   -
         Accumulated other comprehensive income (loss)                            (6,563)                (24)
     -------------------------------------------------------------------------------------------------------

     (a)  Depreciation and amortization:

          Under Canadian GAAP, amortization of mine development costs using the units of production method is calculated using historical costs plus estimated future underground development costs required to access proven and probable reserves. For U.S. GAAP purposes, amortization of mine development costs is calculated using historical capitalized costs incurred. Mine development costs which benefit the entire mine life are amortized over proven and probable reserves and the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

     (b)  Convertible debentures:

          Under Canadian GAAP, the Company accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the consolidated financial statements in their liability and equity component parts. The debt component is accreted over the life of the debt by way of a charge to interest expense. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt and interest is based on the coupon rate of 12%.

          Under Canadian GAAP, the premium on redemption is calculated by reference to the carrying value of the debt component only and the residual equity component is credited to shareholders' equity. Under U.S. GAAP, the premium on redemption is calculated by

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          reference to the entire face value of the debentures. These debentures were fully redeemed in 2004.

     (c)  Flow-through shares:

          Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference.

     (d)  Stated capital reduction:

          Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by U.S. GAAP and would result in an increase in both share capital and deficit of $21,979 at December 31, 2004.

     (e)  Pension:

          For defined benefit pension plans US GAAP reporting requires the recognition of a minimum of additional pension liability in the amount of the excess of the unfunded accumulated benefit obligation over the recorded pension obligation, with any unrecognized prior service costs as an offsetting intangible pension asset. This difference is recorded as a reduction to the accumulated other comprehensive income. At December 31, 2005 the minimum additional liability was $10,585, thus reducing the accumulated other comprehensive income by $10,585. At December 31, 2004 there was no minimum additional liability to recognize as pensions were fair valued upon the acquisition of HBMS.

          Information for pension plans with an accumulated benefit obligation in excess of plan assets:

                                                                                      2005            2004
          ------------------------------------------------------------------------------------------------
          Projected benefit obligation                                         $   242,773     $   216,167
          Accumulated benefits obligation                                          233,875         203,415
          Fair value of plan assets                                                171,992         146,014

          Accumulated benefits obligations (all defined benefit plans)         $   235,790     $   204,964

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

     (f)  Comprehensive income:

          Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statements of Financial Accounting Standards (SFAS) 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and OCI. OCI refers to amounts that are recorded as an element of shareholders' equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The following is a summary of the Company's comprehensive income as measured under SFAS 130:

                                                                                 2005                 2004
          ------------------------------------------------------------------------------------------------
          Income (loss) under U.S. GAAP                                   $    81,107          $    (8,922)
          Other comprehensive income (loss):
              Change in cumulative translation adjustments                        (39)                 (24)
              Additional minimum pension liability                            (10,585)                   -
              Effective portion of foreign currency hedge                       4,085                    -

          ------------------------------------------------------------------------------------------------
          Comprehensive income (loss) based on U.S. GAAP                  $    74,568          $    (8,946)
          ------------------------------------------------------------------------------------------------


     (g)  Joint ventures:

          U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts in joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheet has not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in note 19.

     (h)  Stock-based compensation plans:

          The Company's stock-based compensation plan is described in note 14c. The Company accounts for all stock-based payments using the fair value-based method under SFAS 123. Under this method, compensation cost attributable to options granted is measured

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


          at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

     (i)  Derivative instruments and hedging activities:

          Under Canadian GAAP, effective January 1, 2004, derivatives used for non-trading purposes that do not qualify for hedge accounting are carried at fair value on the consolidated balance sheet, with changes in fair value reflected in earnings. Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts, which are not applicable to the Company. Gains and losses on derivative instruments held within an effective hedge relationship are recognized in earnings on the same basis and in the same period as the underlying hedged items. There is no difference in accounting between Canadian and US GAAP in respect of derivatives that do not qualify for hedge accounting. Unlike Canadian GAAP, however, the Company recognizes all of its derivative instruments (whether designed in hedging relationships or not, or embedded within hybrid instruments) at fair value on the consolidated balance sheet for US GAAP purposes. Under US GAAP the accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Ineffective portions of fair value or cash flow hedges are recorded in earnings in the current period.

     (j)  Income taxes:

          Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP. In the periods presented there was no difference in tax rates. The Company has accumulated losses for income tax purposes, and as such, no recognition of the tax implications have been recorded on the US GAAP

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          earnings as income tax expense would be offset by a similar amount of income tax recovery and is considered to be immaterial.

     (k)  Recent US accounting pronouncements:

          (i) In March 2005, the Financial Accounting Standards Board (FASB) issued Financial Interpretation 47, ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement has not had a material impact on our results of operations or financial position.

          (ii) In March 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry", that stripping costs incurred during production are variable inventory costs that should be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. The consensus will be effective for the Company in 2006. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements. The EIC in Canada has reached a tentative conclusion on this issue that differs from the EITF consensus. Specifically, it has suggested that the activity of removing overburden and other mine waste minerals in the production phase represents either a component of inventory or a betterment to the mineral property, depending on the benefit received by the entity. The Company is monitoring the developments and will determine the potential impact, if any, on its consolidated financial statements if and when related Canadian guidance is released.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          (iii) In June 2005, the FASB issued Statement 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. The Statement is effective for fiscal years beginning after December 15, 2005, and is not expected to have a material impact on the Company's consolidated financial statements.

          (iv) In December 2004, the FASB issued SFAS 123 (Revised 2004), "Share-Based Payment", which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. In 2005, the FASB released several related Staff Positions ("FSPs") to help clarify and interpret this new guidance. The new rules modify certain measurement and expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. The Company previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2003. The new standard is effective January 1, 2006. The Company is assessing the impact of adoption on its consolidated financial position and results of operation, but does not expect it to be material.

          (v) SFAS 153, Exchanges of Non-monetary Assets, was issued in December 2004 as an amendment to Accounting Principles Board
                  (APB) Opinion No. 29. SFAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                  exceptions for exchanges that do not have commercial substance. Under SFAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. SFAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005, and is not expected to have a material impact on the Company's consolidated financial statements.

          (vi) In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

          (vii) In March 2005, the FASB issued FSP FIN 46(R)-5, "Implicit Variable Interests under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities", to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The guidance did not have a material impact on the Company's consolidated financial statements.

          (viii) In September 2005, the EITF reached a consensus on Issue No. 04-13, ACCOUNTING FOR PURCHASES AND SALES OF INVENTORY WITH THE SAME COUNTERPARTY. This issue addresses the question of when it is appropriate to measure purchase and sales of inventory at fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that purchases and sales of inventory with the same

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                  counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. The consensus should be applied to new arrangements entered into, and modifications or renewals of existing agreements, beginning with the second quarter of 2006. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

          (ix) SFAS 151, Inventory Costs, was issued in November 2004 as an amendment to Accounting Research Bulletin (ARB) No. 43. SFAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under SFAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. SFAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. SFAS 151 will be effective for inventory costs incurred beginning in the Company's 2006 fiscal year. The Company is presently evaluating the impact of SFAS 151 on the Company's consolidated financial statements.

     (l)  Recent Canadian accounting pronouncements:


          (i) In January the Canadian Institute of Chartered Accountants ("CICA") issued Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments - Recognition and Measurement" and Section 3865, "Hedges". The new standards increase harmonization with US GAAP and will require the following: 1) Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated balance sheet under shareholders' equity called other comprehensive income ("OCI"); and 2) Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives' fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

                  that hedge variability in cash flows, the effective portion of the changes in the derivatives' fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

                  The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.


          (ii) In October 2005, the Emerging Issues Committee of the CICA (the "EIC") issued Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on the Company's consolidated financial statements.

          (iii) In November 2005, the EIC issued Abstract No. 159, "Conditional Asset Retirement Obligations", to clarify the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under this EIC, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance is effective for the second quarter of 2006 and is to be applied retroactively, with restatement of prior periods. The implementation of this EIC is not expected to have a material impact on the Company's consolidated financial statements.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


24.  SUBSEQUENT EVENTS:

     (a)  Credit Facility

          On February 9, 2006, the Company announced completion of a $25 million credit facility with The Bank of Nova Scotia (Scotia Capital). The facility, subject to customary conditions, is secured by inventory and receivables. The Bank of Nova Scotia may consent to increasing the facility to $50 million if certain conditions are met.

     (b)  Acquisition of White Pine Copper Refinery Inc.

          On January 1, 2006, the Company, through HBMS, acquired all of the outstanding common shares of White Pine Copper Refinery Inc. (WPCR) for total purchase consideration of $17.6 million. The acquisition will be accounted for by the purchase method and the result of operations and cash flows will be included during 2006.

          The following table summarizes the preliminary allocation of the purchase consideration based on management's current best estimate of the fair value of the assets and liabilities acquired on the date of acquisition:


          Current assets (including cash of $873)                                           $        2,718
          Property, plant and equipment                                                             16,258
          Current liabilities                                                                       (1,344)
          ------------------------------------------------------------------------------------------------
                                                                                            $       17,632
          ------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------

          Management expects to obtain additional information that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

     (c)  Repurchase of debt

          On April 4, 2006, the Company repurchased, through the open market, an additional US$30 million of its 9 5/8% senior secured notes due January 5, 2012.

     (d)  ScoZinc sale agreement

          On April 7, 2006, the Company, through its wholly-owned subsidiary Pan American Resources Corp., executed the definitive purchase and sale agreement with Acadian Gold Corporation to sell 100% of its outstanding shares of ScoZinc Limited for C$7.5 million. The sale of ScoZinc is scheduled to close on July 6, 2006, or such earlier date as

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------

          the parties may agree. The completion of the sale is subject to usual closing conditions, including obtaining all necessary regulatory and stock exchange approvals, and the purchaser completion satisfaction financing arrangements.

     (e)  Early warrant exercise

          On April 21, 2006, the Company filed a preliminary short form prospectus in connection with a proposal to issue new common shares as an incentive for holders of its publicly-traded warrants to exercise such warrants during a 30-day early exercise period expected to commence on or about June 5, 2006. If all warrants are exercised during the early exercise period, the Company will:

          o receive gross proceeds of approximately $107.9 million on or before July 6, 2006;
          o  issue approximately 34.2 million common shares; and
          o issue approximately 2.1 million additional common shares as an incentive for the exercise of the warrants, representing approximately 1.6% of the fully diluted outstanding shares.

     (f)  Flow-through common shares

          On April 25, 2006, the Company issued 1.46 million flow-through common shares at a price of $13.75 per share for aggregate gross proceeds of approximately $20 million. Proceeds from the private placement will be used for exploration and development on the Company's Canadian properties.

HUDBAY MINERALS INC.

(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2005 and 2004
------------------------------------------------------------------------------


25.  HUDSON BAY MINING AND SMELTING CO., LIMITED:

     A summary of the annual comparative financial information for Hudson Bay Mining and Smelting Co., Limited is as follows:

                                                                                   2005                 2004
     -------------------------------------------------------------------------------------------------------
     Total revenues                                                           $ 652,013             $538,433
     Net earnings                                                               104,860               50,132
     Long-term financial debt (excluding current portion)                       200,504              238,586
     Total assets                                                               700,579              803,803

26.  COMPARATIVE FIGURES:

     Certain figures, previously reported for 2004, have been reclassified to conform with the basis of presentation adopted in the current year.

27.  AMENDED NUMBER OF DILUTED SHARES

     During the preparation of the first quarter financial statement of 2006, the Company discovered an overstatement of the number of diluted shares in the application of the Treasury Stock Method for the quarter and year ended December 31, 2005.

     The following table shows the adjustments.


                                                           Diluted Shares                    Diluted EPS
                                                           --------------                    -----------
        RE-FILED
        Year ended December 31, 2005                          84,767,082                        $1.01

        PREVIOUSLY FILED
        Year ended December 31, 2005                          121,116,832                       $0.70
